UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Playboy Enterprises, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value
(Title of Class of Securities)

728117201
(CUSIP Number)

Plainfield Asset Management LLC
333 Ludlow Street
Stamford, CT 06902
Attention: General Counsel
Telephone: (203) 302-1700

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Louis Goldberg, Esq.
Telephone: (212) 592-1400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 728117201

1.	Name of Reporting Persons: Plainfield Capital Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6,	Citizenship or Place of Organization Cayman Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 757,595

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 757,595

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 757,595

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.58%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 728117201

1.	Name of Reporting Persons: Plainfield Special Situations Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 757,595

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 757,595

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 757,595

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.58%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 728117201

1.	Name of Reporting Persons: Plainfield Special Situations Master Fund II Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 104,298

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 104,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.14%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 728117201

1.	Name of Reporting Persons: Plainfield OC Master Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐
☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 64,807

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 64,807

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,807

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.33%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 728117201

1.	Name of Reporting Persons: Plainfield Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 926,700

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 926,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 926,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.05%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 728117201

1.	Name of Reporting Persons: Max Holmes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 926,700

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 926,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 926,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.05%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock (“Common Stock”) of Playboy Enterprises, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 680 North Lake Shore Drive, Chicago, Illinois 60611.  The Reporting Persons (as defined in Item 2 below) originally filed a Schedule 13G on July 28, 2007, reporting beneficial ownership of Common Stock, as amended by Amendment No. 1 filed on August 10, 2007, Amendment No. 2 filed on February 5, 2008, Amendment No. 3 filed on November 18, 2008, and Amendment No. 4 filed on February 16, 2010.

Item 2. Identity and Background

This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Plainfield Capital Limited, a Cayman Islands corporation (“Capital”);   (ii) Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation (“Master Fund”); (iii) Plainfield Special Situations Master Fund II Limited, a Cayman Islands corporation (“Master Fund II”); (iv) Plainfield OC Master Fund Limited, a Cayman Islands corporation (“OC Master Fund”); (v) Plainfield Asset Management LLC, a Delaware limited liability company (“Asset Management”) and (vi) Max Holmes, an individual.  The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act.

The Reporting Persons are filing jointly and the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 2 hereto and incorporated herein by reference.

Set forth below is certain information relating to each of the Reporting Persons:

(1) Plainfield Capital Limited

Capital is a Cayman Islands exempt company. The principal activity of Capital is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Capital is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.  Capital is solely owned by Master Fund.  The Manager of Capital is Asset Management.  The Directors of Capital are: Max Holmes, Terri Lecamp and Cayman Private Manager I, Ltd. (collectively referred to as the “Capital Directors”).  Max Holmes and Terri Lecamp are each citizens of the United States of America.  Cayman Private Manager I, Ltd. is an Ordinary Resident Company in the Cayman Islands.

During the last five years, neither Capital nor, to the best of Capital’s knowledge, any of the Capital Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2) Plainfield Special Situations Master Fund Limited

Master Fund is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The Manager of Master Fund is Asset Management.  The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the “Master Fund Directors”).  Max Holmes and David Bree are each citizens of the United States of America.  Aldo Ghisletta is a citizen of Switzerland.

During the last five years, neither Master Fund nor, to the best of Master Fund’s knowledge, any of the Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3) Plainfield Special Situations Master Fund II Limited

Master Fund II is a Cayman Islands exempt company. The principal activity of Master Fund II is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund II is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The Manager of Master Fund II is Asset Management.  The Directors of Master Fund II are: Max Holmes, David Bree and Gordon Mattison (collectively referred to as the “Master Fund II Directors”).  Max Holmes and David Bree are each citizens of the United States of America.  Gordon Mattison is a citizen of Canada.

During the last five years, neither Master Fund II nor, to the best of Master Fund II’s knowledge, any of the Master Fund II Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(4) Plainfield OC Master Fund Limited

OC Master Fund is a Cayman Islands exempt company. The principal activity of OC Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of OC Master Fund is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The Manager of OC Master Fund is Asset Management.  The Directors of OC Master Fund are: Max Holmes, David Bree and Kevin Williams (collectively referred to as the “OC Master Fund Directors”).  Max Holmes, David Bree and Kevin Williams are each citizens of the United States of America.

During the last five years, neither OC Master Fund nor, to the best of OC Master Fund’s knowledge, any of the OC Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(5) Plainfield Asset Management LLC

Asset Management is a Delaware limited liability company.  The principal activity of Asset Management is to serve as a registered investment adviser.  The principal business address of Asset Management is 333 Ludlow Street, Stamford, CT 06902.  The managing member and chief investment officer of Asset Management is Max Holmes.

During the last five years, Asset Management has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6) Max Holmes

Max Holmes is a citizen of the United States of America.  The business address of Max Holmes is 333 Ludlow Street, Stamford, CT 06902.  Max Holmes is the chief investment officer of Asset Management.

During the last five years, Max Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Capital used investment funds in the amount of $7,947,229.40 to acquire 757,595 shares of the Class A Common Stock, $0.01 par value, of the Issuer.  Master Fund II used investment funds in the amount of $1,094,093.97 to acquire 104,298 shares of the Class A Common Stock, $0.01 par value, of the Issuer.  OC Master Fund used investment funds in the amount of $679,830.28 to acquire 64,807 shares of the Class A Common Stock, $0.01 par value, of the Issuer.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock for the purpose of making an investment in the Issuer.

On January 9, 2011, Capital, Master Fund II and OC Master Fund entered into a Tender and Support Agreement (the “Tender Agreement”) with the Issuer to, among other things and subject to certain conditions, tender the Common Stock beneficially owned by the Reporting Persons for no less than $6.15 per share, and refrain from taking certain actions, including the sale of the Common Stock.

The foregoing summary of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, attached as Exhibit 3 hereto and incorporated herein by reference.

Other than as set forth in this Item 4, the Reporting Persons have no plans or proposals with respect to the Issuer or any securities of the Issuer which relate to or would result in:

(a)  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the issuer;

(f)  Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a); (b)
As of the date hereof, Capital beneficially owns 757,595 shares of Common Stock, representing 15.58% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010.  Capital has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such shares.

As of the date hereof, Master Fund II owns 104,298 shares of Common Stock, representing 2.14% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010.  Master Fund II has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such shares.

As of the date hereof, OC Master Fund owns 64,807 shares of Common Stock, representing 1.33% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2010.  OC Master Fund has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such shares.

Master Fund is the sole shareholder of Capital, and therefore may be deemed to have beneficial ownership of the  757,595 shares of common stock beneficially owned by Capital.  Master Fund has the power to vote or to direct the vote of, and the power to dispose or direct the disposition of, all shares of Common Stock owned by Capital.

Asset Management and Max Holmes do not own any shares of the Issuer directly.  However, Asset Management, as investment adviser to Master Fund, Master Fund II and OC Master Fund, and Max Holmes, an individual, by virtue of his position as managing member and chief investment officer of Asset Management may be deemed to beneficially own, and have the power to vote and dispose of, the Common Stock owned by each of Capital, Master Fund II and OC Master Fund.  Asset Management and Max Holmes each disclaim any beneficial ownership of the Common Stock.

In addition to the Class A Common Stock owned by the Reporting Persons, Master Fund II owns $1,000,000 principal amount of 3.00% Convertible Senior Subordinated Notes due 2025, which under certain circumstances are convertible to 58,765 shares of Class B Common Stock of the Issuer.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than as reported in this Schedule 13D.

(c)	Not applicable.

(d)
No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to that certain Tender and Support Agreement, dated as of January 9, 2011, by and among the Issuer, Capital, Master Fund II and OC Master Fund, as further described in Item 4.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.  Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact.

Exhibit 2.   Joint Filing Agreement, dated January 19, 2011, by and among Capital, Master Fund, Master Fund II, OC Master Fund, Asset Management and Max Holmes.

Exhibit 3.  Tender and Support Agreement, dated as of January 9, 2011, by and among the Issuer, Capital, Master Fund II and OC Master Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated: January 19, 2011
PLAINFIELD CAPITAL LIMITED

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD SPECIAL SITUATIONS MASTER FUND II LIMITED

	By:	Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD OC MASTER FUND LIMITED

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Managing Director and General Counsel

MAX HOLMES

	By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

 *Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, a copy of which is attached as Exhibit 1 to this Schedule 13D.